SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of July 2008

List of Exhibits:

1.	News Release entitled, “CNH Reports Record Second Quarter Net Income of $347 Million, Up 52%, Highest Quarterly Results in CNH History”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

July 23, 2008

FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom	News and Information	(630) 887-2345
Albert Trefts, Jr.	Investor Relations	(630) 887-2385

CNH Reports Record Second Quarter Net Income of $347 Million,

Up 52%, Highest Quarterly Results in CNH History

•	Robust agricultural industry sales and market share gains drove net sales of equipment to $5.3 billion, up 29%

•	Pricing actions offset higher input costs, primarily steel

•	Agricultural Equipment Gross Margin improved

•	Construction Equipment revenues up almost 50% in Latin America and Rest-of-World, more than offsetting soft markets in North America and Western Europe

•	Revenue growth and cost discipline contributed to record Equipment Operations Operating Margin of 11.1%

•	Financial Services net income up 21%

•	Full year 2008 financial outlook tightened, with expected range of diluted EPS before restructuring, after tax, forecasted to be $3.40 to $3.60

BURR RIDGE, IL.—(MARKET WIRE)—CNH Global NV (NYSE: CNH - News):

Robust sales growth in the agricultural equipment business combined with favorable product sales mix were the primary drivers of CNH’s diluted earnings per share growth of 52% for the second quarter of 2008 compared to the second quarter of 2007. Continued strong agriculture equipment industry growth and new product introductions, coupled with an emphasis on quality and disciplined supply chain management, lay the groundwork for solid future top line and earnings growth.

Second Quarter & First Half Highlights

(Unaudited, in millions, except per share data)

	Quarter Ended		Percent	Six Months Ended		Percent
	6/30/08	6/30/07	Change	6/30/08	6/30/07	Change
Net Sales of Equipment	$5,279	$4,096	28.9%	$9,378	$7,337	27.8%
Equipment Operations Operating Profit	$585	$441	32.7%	$849	$660	28.6%
Financial Services Net Income	$70	$58	20.7%	$122	$123	(0.8)%
Consolidated Net Income	$347	$228	52.2%	$459	$323	42.1%
Restructuring (After Tax)	$4	$19	(78.9)%	$18	$29	(37.9)%
Net Income Before Restructuring, After Tax	$351	$247	42.1%	$477	$352	35.5%
Diluted Earnings Per Share (EPS)	$1.46	$0.96	52.1%	$1.93	$1.36	41.9%
Diluted EPS Before Restructuring, After Tax	$1.48	$1.04	42.3%	$2.01	$1.48	35.8%

“We are pleased to report strong double digit growth in sales, operating profit and net income for the second quarter, making this our tenth consecutive quarter of year over year improvement,” said Harold Boyanovsky, CNH President and Chief Executive Officer. “Our Agricultural Equipment business continues to strengthen in all regions while our Construction Equipment business grew sales, driven by growth in Latin America and Rest-of-World which more than offset declining market conditions in North America and Western Europe. Given the continued robust market growth in Latin America, we announced the reopening of our Sorocaba, Brazil production facility that will increase our capacity in combine harvesters and construction equipment. Pricing and operational actions implemented in earlier quarters, part of a continuous program to improve margins and maximize profits on our growing volumes, are showing positive results in offsetting rising material cost pressures and production capacity constraints. Based on our first half performance, we are tightening our full year 2008 guidance to $3.40 to $3.60 diluted EPS, before restructuring, after tax.”

Mr. Boyanovsky continued: “Our Gross Margin improved as a result of actions taken by the company which reduced the cost of industrial supply bottlenecks by approximately $18 million in the quarter. We anticipate further substantial reductions during the balance of the year.”

Second Quarter and Six Months 2008 Operating Review – Equipment Operations

Strong worldwide agricultural equipment industry retail unit sales growth in the second quarter and first half of this year combined with improved market share drove net sales of Agricultural Equipment up 38% for the quarter and first half of 2008. Industry sales of high horsepower tractors and combines, particularly in North America, increased more than the overall market, contributing to a more robust product mix of agricultural equipment sales.

Worldwide construction equipment industry retail unit sales remained at near-record levels with continuing increases in Latin American and Rest-of-World markets despite Western Europe’s decline from its record level and a continued weak market in North America. Industry sales of heavy construction equipment were robust in most markets, leading to a more favorable product sales mix.

Net Sales of Equipment	Quarter Ended		Percent	Six Months Ended		Percent
(Unaudited, US$ in millions, except percents)	6/30/08	6/30/07	Change	6/30/08	6/30/07	Change
Agricultural Equipment	$3,838	$2,789	37.6%	$6,764	$4,906	37.9%
Construction Equipment	$1,441	$1,307	10.3%	$2,614	$2,431	7.5%

Total Net Sales of Equipment	$5,279	$4,096	28.9%	$9,378	$7,337	27.8%

In addition to CNH’s agricultural equipment unit sales growth and improvements in product mix, price actions taken earlier in the year, continued introduction of new products and the positive effects of variations in exchange rate changes (7%) helped drive the robust sales growth.

Sales grew 10% for CNH’s worldwide Construction Equipment business in the second quarter as positive variations in currency (10%), strength in Latin American and Rest-of-World markets and pricing offset soft markets in North America and Western Europe.

Equipment Operations Gross Profit and Margin

Agricultural Equipment sales growth, mix improvements and pricing actions drove a 28% increase in CNH’s Gross Profit in the second quarter compared with 2007 and offset weakness in Construction Equipment due to unfavorable absorption as production rates in Europe were reduced in response to a softer market, thus enabling the company to maintain a Gross Margin consistent with 2007.

Equipment Operations	Quarter Ended				Six Months Ended
(Unaudited, US$ in millions, except percents)	6/30/08	6/30/07	Change		6/30/08	6/30/07	Change
Gross Profit	$1,064	$831	28.0%		$1,764	$1,432	23.2%
Gross Margin	20.2%	20.3%	(0.1	) pts	18.8%	19.5%	(0.7	) pts

Equipment Operations Operating Profit and Margin

Equipment Operations Operating Profit grew 33% in the second quarter compared with 2007, driven by the significant improvements in Agricultural Equipment Gross Profit.

Equipment Operations
Operating Profit and Margin	Quarter Ended			Six Months Ended
(Unaudited, US$ in millions, except percents)	6/30/08	6/30/07	Change	6/30/08	6/30/07	Change
Agricultural Equipment	$491	$327	50.2%	$726	$460	57.8%
Construction Equipment	$94	$114	(17.5)%	$123	$200	(38.5)%

Total Operating Profit	$585	$441	32.7%	$849	$660	28.6%

Agricultural Equipment	12.8%	11.7%	1.1 pts	10.7%	9.4%	1.3 pts
Construction Equipment	6.5%	8.7%	(2.2) pts	4.7%	8.2%	(3.5) pts
Total Operating Margin	11.1%	10.8%	0.3 pts	9.1%	9.0%	0.1 pts

Agricultural Equipment Operating Margin reached a record 12.8% in the second quarter, as a result of Gross Margin improvements and selling, general and administrative (SG&A) and research and development (R&D) costs declining as a percent of net sales.

Construction Equipment Operating Margin declined to 6.5% primarily as positive price recovery was not sufficient to offset volume declines and unfavorable manufacturing costs associated with an imbalance in the distribution of demand combined with higher SG&A as a percent of sales.

Second Quarter 2008 Brand Activities

Case Construction Equipment launched 16 Tier 3 engine re-powered models in North America, 15 in Europe, 10 in the Rest-of-World and 7 in Latin America during the second quarter. The equipment ranged from crawler excavators to wheel loaders and tractor loader backhoes.

Customer Assistance call centers were inaugurated for France, Germany and Spain, and a training center opened in Shanghai, China, to provide certified training programs for up to 400 mechanics in 2008.

New Holland Construction Equipment launched products upgraded with new functionality including 10 in Europe, 7 in the Americas and 6 in the Rest-of-World.

Among the new products were the E385B and E485B demolition series excavators with Tier 3 engines and new hydraulics. The demolition segment continues to expand in response to customer requirements for efficient machines that can excel in this specific segment but are flexible enough to be used for standard excavator applications.

Case IH launched, in North America, the Farmall 65C & 75C, 64 and 76-horsepower Tier 3 compliant compact utility tractors for a wide variety of applications from livestock operations to municipalities. Its Puma 165-210 models, in the 135 to 180 horsepower range, can now be ordered autoguidance-ready with Case IH Advanced Farming Systems (AFS) for precision-farming applications.

In Europe, Case IH launched the Quantum 65C & 75C utility tractors suitable for grassland, dairy, livestock arable, poultry and vegetable farms. The Magnum 335 was launched in Australia, representing the highest powered drawbar machine, ideal for Australia’s cotton, cereal and broad-acre farms where maximum power is needed.

New Holland Agricultural Equipment launched the 523-horsepower CR9080 Twin Rotor Combine®, in North America, a product which has industry-leading horsepower and maximizes productivity with the largest threshing capacity, cleaning area and cab on the market. It also launched the TV6070 Bidirectional™ tractor, which offers high visibility and features a new 6.7L engine with an efficient eight-range transmission.

In Europe, the brand launched three T4000F specialty tractors developed to work in orchards. Equipped with four-cylinder engines, they are designed to work in confined spaces. Meanwhile, T5000, TT50 and TL5000 tractors were shipped to Turkey, Angola and Australia.

Second Quarter and Six Months 2008 Operating Review – Financial Services

Financial Services Highlights	Quarter Ended		Percent	Six Months Ended		Percent
(Unaudited, US$ in millions, except percents)	6/30/08	6/30/07	Change	6/30/08	6/30/07	Change
Net Income	$70	$58	20.7%	$122	$123	(0.8)%
On-Book Asset Portfolio	$12,378	$7,160	72.9%	$12,378	$7,160	72.9%
Managed Asset Portfolio	$20,647	$17,727	16.5%	$20,647	$17,727	16.5%

CNH Financial Services’ Second Quarter Net Income grew by 21% in the quarter as income from higher levels of on-book receivables more than offset a $14.7 million reduction in Retail ABS transaction gains from the year-ago quarter. Ongoing improvement in Agricultural Equipment portfolios offset an unfavorable delinquency trend in Construction Equipment. First half Net Income declined by 1% from the prior year, as increased income from higher levels of on-book receivables did not offset a $40.3 million reduction in Retail ABS gains.

Equipment Operations Cash Flow and Net (Cash) / Debt

Cash Flow and Net Debt	Quarter Ended		Six Months Ended
(Unaudited, US$ in millions)	6/30/08	6/30/07	6/30/08	6/30/07
Net Income	$347	$228	$459	$323
Depreciation & Amortization	72	72	133	143
Changes in Working Capital*	68	12	(369)	76
Other***	332	271	422	371

Cash Generated by Operating Activities	819	583	645	913
Net Cash from Investing Activities**	(108)	(49)	(187)	(122)
All Other, Including FX Impact for the Period	(88)	3	(115)	3

(Increase) / Decrease in Net Debt (Cash)	$623	$537	$343	$794

Net Debt (Cash)	$(829)	$(531)	$(829)	$(531)

*	Net change in receivables, inventories and payables including inter-segment receivables and payables, net of FX impact for the period.
**	Excluding Net (Deposits In) Withdrawals from Fiat Cash Pools, as they are a part of Net Debt (Cash).
***	Changes in Other items such as marketing programs and tax accruals

CNH’s net cash position improved in the quarter by $623 million. Cash generated by operating activities, primarily from earnings and changes in working capital, were significantly higher than growth in capital investments and the increased annual dividend paid to shareholders in April, resulting in an $829 million net cash position at June 30, 2008. During the first half of 2008, CNH’s net cash position improved by $343 million, as cash generated by operating activities was utilized to fund higher levels of inventory to support growing demand for agricultural products, increased capital investments to meet demand growth and improve operating efficiency, and higher dividends to shareholders.

During the second quarter, CNH securitized $1.2 billion of U.S. retail notes at a net loss of $5.3 million, reflecting the current pricing of ABS transactions in general. During the first half of 2008, CNH Capital renewed approximately $2.3 billion of credit lines and conduit facilities providing the liquidity for ongoing growth of financing in support of higher demand for agricultural and construction equipment.

Market Outlook

We believe the global agricultural industry outlook remains excellent. High cash grain commodity prices and low levels of commodity stocks provide strong support for continued growth for higher horsepower agricultural tractors and combines throughout the world. U.S. Net Farm Cash Income is expected to be at record levels, notwithstanding weakness in milk and meat prices. CNH expects the Western European tractor market to remain strong while the combine market will grow significantly. In Eastern Europe and the CIS, we expect the markets to grow, spurred by high cash grain commodity prices and the need to update equipment. We expect Latin American markets to show continued strong growth, supported by increase in sugar cane for use in ethanol production and cash grain commodity prices.

Our outlook for the global construction industry is for growth in heavy equipment industry sales to offset a decline in light equipment industry sales. We expect continuing strength in Latin American and Rest-of-World markets driven by growing economies and infrastructure spending. We expect construction demand in Western Europe to decline from recent record levels as GDP growth and construction activity levels weaken, but that demand will remain at high levels compared with recent history. Driven largely by weakness in the housing market, the North American construction outlook remains soft and we expect North American construction demand to continue its decline for the remainder of the year from already low levels.

In view of these growth expectations, especially in the agriculture sector, CNH is embarking on an intensive program to strengthen its manufacturing footprint on a global scale. The primary objective of these activities is to provide additional capacity for larger horsepower tractors and combines and to remove bottlenecks.

CNH Outlook

Taking advantage of strong global agricultural demand and construction strength in Latin American and Rest-of-World markets, CNH expects revenues for the full year 2008 to be up approximately 25% compared to 2007. CNH expects to fully offset recent increases in input costs with previously announced pricing actions and will continue to closely monitor future developments in raw material costs. CNH expects full year Operating Margins to approximate 9% as CNH continues the improvement trend started in the second quarter. CNH is tightening its expected full year Diluted EPS, before restructuring, after taxes of $3.40 to $3.60.

CNH believes it is well positioned in the rapidly growing agricultural market by its continued investment in new products, further capacity and enhanced processes while leveraging our global footprint. During the second quarter CNH announced the introduction of many new products and the planned reopening of its Sorocaba, Brazil manufacturing facility to increase capacity for both agricultural and construction equipment in the robust Latin American market. The company is also investing to enhance its processes with a significant investment in information systems worldwide to accelerate its efforts in world class manufacturing in addition to driving customer service and cost efficiency throughout CNH to position itself to capitalize on the market opportunities in 2009.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

###

CNH management will hold a conference call later today to review its second quarter 2008 results. The conference call Webcast will begin at approximately 6:30 a.m. U.S. Central Time; 7:30 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.

Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings (including the ultimate outcome of the consolidated arbitration proceeding pending in London before the ICC International Court of Arbitration), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2007.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.

Revenues and Net Sales

(Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2007	% Change	2008	2007	% Change
	(in Millions)
Revenues:
Net sales
Agricultural equipment	$3,838	$2,789	38%	$6,764	$4,906	38%
Construction equipment	1,441	1,307	10%	2,614	2,431	8%

Total net sales	5,279	4,096	29%	9,378	7,337	28%
Financial services	341	262	30%	657	516	27%
Eliminations and other	(69)	(35)		(119)	(57)

Total revenues	$5,551	$4,323	28%	$9,916	$7,796	27%

Net sales:
North America	$1,715	$1,475	16%	$3,005	$2,766	9%
Western Europe	1,716	1,412	22%	3,100	2,461	26%
Latin America	669	415	61%	1,265	737	72%
Rest of World	1,179	794	48%	2,008	1,373	46%

Total net sales	$5,279	$4,096	29%	$9,378	$7,337	28%

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED INCOME STATEMENTS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Three Months Ended June 30,		EQUIPMENT OPERATIONS Three Months Ended June 30,		FINANCIAL SERVICES Three Months Ended June 30,
	2008	2007	2008	2007	2008	2007
	(in Millions, except per share data)
Revenues
Net sales	$5,279	$4,096	$5,279	$4,096	$—	$—
Finance and interest income	272	227	48	49	341	262

Total	5,551	4,323	5,327	4,145	341	262

Costs and Expenses
Cost of goods sold	4,215	3,265	4,215	3,265	—	—
Selling, general and administrative	445	351	369	291	76	60
Research and development	110	99	110	99	—	—
Restructuring	6	26	6	26	—	—
Interest expense	203	147	90	76	163	103
Interest compensation to Financial Services	—	—	60	62	—	—
Other, net	61	75	48	50	20	15

Total	5,040	3,963	4,898	3,869	259	178

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	511	360	429	276	82	84
Income tax provision	184	141	169	113	15	28
Minority interest	5	5	5	5	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	3	2	70	58	3	2
Equipment Operations	22	12	22	12	—	—

Net income	$347	$228	$347	$228	$70	$58

Weighted average shares outstanding:
Basic	237.3	236.7

Diluted	237.7	237.5

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, after tax	$1.48	$1.04

EPS	$1.46	$0.96

Diluted:
EPS before restructuring, after tax	$1.48	$1.04

EPS	$1.46	$0.96

Dividends per share	$0.50	$0.25

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED INCOME STATEMENTS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Six Months Ended June 30,		EQUIPMENT OPERATIONS Six Months Ended June 30,		FINANCIAL SERVICES Six Months Ended June 30,
	2008	2007	2008	2007	2008	2007
	(in Millions, except per share data)
Revenues
Net sales	$9,378	$7,337	$9,378	$7,337	$—	$—
Finance and interest income	538	459	93	88	657	516

Total	9,916	7,796	9,471	7,425	657	516

Costs and Expenses
Cost of goods sold	7,614	5,905	7,614	5,905	—	—
Selling, general and administrative	846	696	699	583	147	113
Research and development	216	189	216	189	—	—
Restructuring	24	40	24	40	—	—
Interest expense	389	288	165	149	314	193
Interest compensation to Financial Services	—	—	127	117	—	—
Other, net	151	163	110	107	36	30

Total	9,240	7,281	8,955	7,090	497	336

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	676	515	516	335	160	180
Income tax provision	247	205	202	144	45	61
Minority interest	10	10	10	10	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	7	4	122	123	7	4
Equipment Operations	33	19	33	19	—	—

Net income	$459	$323	$459	$323	$122	$123

Weighted average shares outstanding:
Basic	237.3	236.5

Diluted	237.6	237.5

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, after tax	$2.01	$1.49

EPS	$1.93	$1.37

Diluted:
EPS before restructuring, after tax	$2.01	$1.48

EPS	$1.93	$1.36

Dividends per share	$0.50	$0.25

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
	(in Millions)
Assets
Cash and cash equivalents	$1,059	$1,025	$365	$405	$694	$620
Deposits in Fiat affiliates cash management pools	1,216	1,231	1,026	1,157	190	74
Accounts, notes receivable and other - net	13,456	10,593	1,654	1,544	12,118	9,310
Intersegment notes receivable	—	—	2,877	1,831	—	—
Inventories	4,430	3,488	4,430	3,488	—	—
Property, plant and equipment - net	1,596	1,510	1,591	1,505	5	5
Equipment on operating leases - net	560	511	—	—	560	511
Investment in Financial Services	—	—	2,313	2,099	—	—
Investments in unconsolidated affiliates	538	528	429	420	109	108
Goodwill and other intangibles	3,133	3,142	2,963	2,973	170	169
Other assets	1,831	1,717	1,339	1,215	492	502

Total Assets	$27,819	$23,745	$18,987	$16,637	$14,338	$11,299

Liabilities and Equity
Short-term debt	$5,971	$4,269	$798	$728	$5,173	$3,541
Intersegment short-term debt	—	—	—	—	2,877	1,831
Accounts payable	3,497	2,907	3,559	2,989	242	161
Long-term debt	6,017	5,367	2,641	2,179	3,376	3,188
Accrued and other liabilities	5,468	4,900	5,123	4,439	357	479

Total Liabilities	20,953	17,443	12,121	10,335	12,025	9,200
Equity	6,866	6,302	6,866	6,302	2,313	2,099

Total Liabilities and Equity	$27,819	$23,745	$18,987	$16,637	$14,338	$11,299

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables “Net Debt(Cash)”	$9,713	$7,380	$(829)	$(486)	$10,542	$7,866

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Six Months Ended June 30,		EQUIPMENT OPERATIONS Six Months Ended June 30,		FINANCIAL SERVICES Six Months Ended June 30,
	2008	2007	2008	2007	2008	2007
	(in Millions)
Operating Activities:
Net income	$459	$323	$459	$323	$122	$123
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	186	177	133	143	53	34
Intersegment activity	—	—	(90)	(30)	90	30
Changes in operating assets and liabilities	(1,036)	(590)	237	492	(1,273)	(1,082)
Other, net	54	54	(94)	(15)	26	6

Net cash from operating activities	(337)	(36)	645	913	(982)	(889)

Investing Activities:
Expenditures for property, plant and equipment	(154)	(90)	(154)	(90)	—	—
Expenditures for equipment on operating leases	(148)	(161)	—	—	(148)	(161)
Net (additions) collections from retail receivables and related securitizations	(1,115)	(668)	—	—	(1,115)	(668)
Net (deposits in) withdrawals from Fiat affiliates cash management pools	76	(770)	176	(747)	(100)	(23)
Other, net	(29)	(11)	(33)	(32)	(3)	21

Net cash from investing activities	(1,370)	(1,700)	(11)	(869)	(1,366)	(831)

Financing Activities:
Intersegment activity	—	—	(1,045)	17	1,045	(17)
Net increase (decrease) in indebtedness	1,790	1,613	471	(31)	1,319	1,644
Dividends paid	(118)	(59)	(118)	(59)	—	(60)
Other, net	3	—	3	—	7	—

Net cash from financing activities	1,675	1,554	(689)	(73)	2,371	1,567

Other, net	66	39	15	18	51	21

Increase (decrease) in cash and cash equivalents	34	(143)	(40)	(11)	74	(132)
Cash and cash equivalents, beginning of period	1,025	1,774	405	703	620	471

Cash and cash equivalents, end of period	$1,059	$1,031	$365	$692	$694	$339

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation – The accompanying unaudited condensed consolidated financial statements and supplemental information reflect all adjustments consisting only of normal, recurring adjustments except where noted, that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V., a Netherlands corporation, and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP or the rules of the Securities and Exchange Commission (“SEC”) for complete annual or interim period financial statements. These financial statements should therefore be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2007 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2008. CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of June 30, 2008, Fiat owned approximately 89% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analyses differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method of accounting. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

2.	Recent Accounting Developments – As of the beginning of 2008, CNH adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Values Measurements” (“SFAS No. 157”) and No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), except as SFAS No. 157 applies to nonfinancial assets and nonfinancial liabilities.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, which defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In February 2008, the FASB issued FSP No. FAS 157-2, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially deferred the effective date of Statement 157 to fiscal years beginning after November 15, 2008. The partial adoption of SFAS No. 157 on January 1, 2008, did not have a material impact to CNH’s financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, which permits an entity to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in income at each subsequent reporting date. This standard also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The adoption of SFAS No. 159 on January 1, 2008, did not have an impact to CNH’s financial position and results of operations, as the Company did not elect the fair value option for eligible items.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

3.	Stock-Based Compensation Plans – Stock-based compensation consists of stock options and performance-based shares that have been granted under the CNH Outside Directors’ Compensation Plan and the CNH Equity Incentive Plan (“CNH EIP”). For the six months ended June 30, 2008 and 2007, pre-tax stock-based compensation costs were $13.9 million and $9.9 million, respectively. For the three months ended June 30, 2008 and 2007, pre-tax stock-based compensation costs were $6.4 million and $5.1 million, respectively.

In June 2008, CNH granted approximately 1.2 million performance-based stock options (at targeted performance levels) under the CNH EIP. This grant may result in an estimated expense over the vesting period of approximately $13 million. One-third of the options will vest if specified fiscal 2008 targets are achieved when 2008 results are approved by the Board of Directors in the first quarter of 2009 (the “Determination Date”). The remaining options will vest equally on the first and second anniversary of the Determination Date. The actual number of options that vest may exceed 1.2 million if CNH’s 2008 performance exceeds targets; however, if minimum target levels are not achieved, the options will not vest. This grant has a contractual life of five years from the Determination date. The grant date fair value of $12.78 was determined using the Black-Scholes pricing model.

The assumptions used in the Black-Scholes model were:

Risk-free interest rate	3.02%
Expected volatility	40.65%
Expected life	3.63 years
Dividend yield	0.94%

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares over a period equal to the expected life of the options. The expected life is based on the average of the vesting period of each vesting tranche and the original contract term of 68 months. The expected dividend yield is based on the annual dividends which have been paid on CNH’s common shares over the past several years.

4.	Accounts and Notes Receivable – In CNH’s receivable securitization programs, certain retail and wholesale finance receivables are sold and not included in the Company’s consolidated balance sheets.

The amounts outstanding under these retail programs were $4.4 billion and $4.6 billion at June 30, 2008 and December 31, 2007, respectively. In addition, as of June 30, 2008 and December 31, 2007, $1.4 billion and $2.3 billion, respectively, of wholesale receivables remained outstanding under these programs.

During the second quarter 2008, CNH securitized $1.2 billion of U.S. retail notes at a net loss of $5.3 million.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

5.	Inventories – Inventories as of June 30, 2008 and December 31, 2007 consist of the following:

	June 30, 2008	December 31, 2007
	(in millions)
Raw materials	$1,064	$890
Work-in-process	428	333
Finished goods and parts	2,938	2,265

Total Inventories	$4,430	$3,488

6.	Goodwill and Other Intangibles – The following table sets forth changes in goodwill and other intangibles for the three months ended June 30, 2008:

	Balance at December 31, 2007	Amortization	Foreign Currency Translation and Other	Balance at June 30, 2008
	(in millions)
Goodwill	$2,382	$—	$(5)	$2,377
Other Intangibles	760	(29)	25	756

Total Goodwill and Other Intangibles	$3,142	$(29)	$20	$3,133

As of June 30, 2008 and December 31, 2007, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		June 30, 2008			December 31, 2007
	Weighted Average Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Engineering drawings	20	$385	$195	$190	$391	$186	$205
Dealer network	25	216	74	142	216	70	146
Software	5	345	227	118	318	207	111
Other	10-30	62	28	34	49	23	26

		1,008	524	484	974	486	488
Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangibles		$1,280	$524	$756	$1,246	$486	$760

CNH recorded amortization expense of approximately $29 million for the six months ended June 30, 2008 and $69 million for the year ended December 31, 2007.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

7.	Debt – The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt (Cash)”) as of June 30, 2008 and December 31, 2007:

	Consolidated		Equipment Operations		Financial Services
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
	(in millions)
Short-term debt:
With Fiat affiliates	$4,170	$2,562	$640	$263	$3,530	$2,299
Other	1,801	1,707	158	465	1,643	1,242
Intersegment	—	—	—	—	2,877	1,831

Total short-term debt	5,971	4,269	798	728	8,050	5,372

Long-term debt:
With Fiat affiliates	1,959	1,668	942	800	1,017	868
Other	4,058	3,699	1,699	1,379	2,359	2,320
Intersegment	—	—	—	—	—	—

Total long-term debt	6,017	5,367	2,641	2,179	3,376	3,188

Total debt:
With Fiat affiliates	6,129	4,230	1,582	1,063	4,547	3,167
Other	5,859	5,406	1,857	1,844	4,002	3,562
Intersegment	—	—	—	—	2,877	1,831

Total debt	11,988	9,636	3,439	2,907	11,426	8,560

Less:
Cash and cash equivalents	1,059	1,025	365	405	694	620
Deposits in Fiat affiliates cash management pools	1,216	1,231	1,026	1,157	190	74
Intersegment notes receivable	—	—	2,877	1,831	—	—

Net debt (cash)	$9,713	$7,380	$(829)	$(486)	$10,542	$7,866

At June 30, 2008, CNH had approximately $3.2 billion available under $10.8 billion total lines of credit and asset-backed facilities.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

8.	Income Taxes – For the six months ended June 30, 2008 and 2007, effective income tax rates were 36.5% and 39.8%, respectively. For the three months ended June 30, 2008 and 2007, effective income tax rates were 36.0% and 39.2%, respectively. For 2008 and 2007, tax rates differ from the Netherlands statutory rate of 25.5% due primarily to higher tax rates in certain jurisdictions, tax credits and incentives, provisioning of unrecognized tax benefits, utilization of tax losses in certain jurisdictions where no tax benefit was previously recognized, impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, and enacted changes in tax rates.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

The Company is engaged in competent authority proceedings at June 30, 2008. The Company anticipates reaching a settlement with competent authority within the next twelve months that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have a net effect on cash flows in the range of $40 million to $45 million. The Company has provided for the unrecognized tax benefits and related competent authority recovery under FIN 48. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operation.

9.	Restructuring – During the six months ended June 30, 2008 and 2007, CNH recognized expense of approximately $24 million and $40 million, respectively. For the three months ended June 30, 2008 and 2007, CNH recognized expense of approximately $6 million and $26 million, respectively. Restructuring expense for the first six months of 2008 primarily relates to severance and other costs incurred due to headcount reductions and plant closures. During the six months ended June 30, 2008 and 2007, CNH recorded cash utilization of approximately $24 million and $40 million, respectively. For the three months ended June 30, 2008 and 2007, CNH recorded cash utilization of approximately $9 million and $22 million, respectively. Cash utilization recorded in the first six months of 2008 primarily represents payments of involuntary employee severance costs and costs related to the closing of facilities.

10.	Commitments and Contingencies – CNH pays for warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the six months ended June 30, 2008 for this commitment is as follows:

Amount
(in millions)
Balance at January 1, 2008	$297
Current year provision	208
Claims paid and other adjustments	(155)

Balance at June 30, 2008	$350

Management makes estimates and assumptions that affect the reported amounts of deferred tax assets. The Company has recorded valuation allowances to reduce its deferred tax assets to the amount we believe more likely than not to be realized. A change in judgment of the realizability of the Company’s deferred tax assets may significantly impact CNH’s results of operations and financial position in the period that such a determination is made.

On September 21, 2007, the Company submitted a response in a consolidated arbitration proceeding (the “Arbitration”) pending in London before the ICC International Court of Arbitration. The Arbitration arose under a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistics services for certain of the Company’s subsidiaries in Europe. The dispute arose following CNH’s termination of the Services Agreement in January 2005 and involves CNH’s right to terminate (based upon alleged breach of contract and illegal activities) as well as invoices under the Services Agreement that were disputed by CNH and unpaid. The Tribunal in the Arbitration issued a partial decision on liability issues, finding, among other things, that CNH was not permitted to terminate the Services Agreement and that PGN was entitled in principle to recover amounts properly owed to it at the time of termination as well as additional damages that PGN may establish it has suffered for lost profits.

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

The hearing on damages was held on October 8-9, 2007. Prior to the damages hearing, the Company paid to PGN approximately £27.4 million ($55 million, of which $42 million was classified as restructuring) which represented payment of claims which the Tribunal held CNH was responsible for and with respect to which CNH did not have an objection as to amount. At the damages hearing PGN advanced a variety of theories purporting to substantiate damages for lost profits and other items. On February 4, 2008, the Tribunal issued its damages award. Pursuant to the award, the Tribunal, among other things, required CNH to pay certain invoices, compensate PGN for lost future profits under the Services Agreement and bear a portion of the costs incurred in connection with the dispute and the Arbitration. The Tribunal dismissed all of PGN’s other claims.

In March 2008, both CNH and PGN submitted applications requesting that the Tribunal correct certain errors in the damages award. On June 10, 2008, the Tribunal issued an Addendum pursuant to which it corrected the errors in the award. While CNH is assessing the financial implications of the Addendum as well as considering whether to appeal certain aspects of the latest decision, CNH estimates that the aggregate remaining amount to be paid to PGN in connection with this matter will not exceed $27 million. The Company believes its reserves are adequate to cover the ultimate amount payable.

11.	Shareholders’ Equity – Shareholders approved a dividend of $0.50 per common share at the Annual General Meeting on March 20, 2008. The dividend was paid on April 15, 2008 to shareholders of record at the close of business on April 4, 2008.

As of June 30, 2008, CNH had 237.4 million common shares outstanding.

12.	Earnings per Share – The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three and six months ended June 30, 2008 and 2007:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(in Millions, except per share data)
Basic:
Net income	$347	$228	$459	$323

Weighted average common shares outstanding—basic	237.3	236.7	237.3	236.5

Basic earnings per share	$1.46	$0.96	$1.93	$1.37

Diluted:
Net income	$347	$228	$459	$323

Weighted average common shares outstanding—basic	237.3	236.7	237.3	236.5
Effect of dilutive securities (when dilutive):
Stock compensation plans	0.4	0.8	0.3	1.0

Weighted average common shares outstanding—dilutive	237.7	237.5	237.6	237.5

Diluted earnings per share	$1.46	$0.96	$1.93	$1.36

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

13.	Comprehensive Income (Loss) – The components of comprehensive income (loss) for the three and six months ended June 30, 2008 and 2007 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(in Millions)
Net income	347	228	459	323
Other comprehensive income, net of tax
Cumulative translation adjustment	85	96	203	129
Deferred gains (losses) on derivative financial instruments	(10)	(37)	13	(48)
Unrealized gains (losses) on retained interests in securitization transactions	1	1	(1)	(1)
Minimum pension liability adjustment	(5)	30	(9)	29

Comprehensive net income	$418	$318	$665	$432

14.	Segment Information – CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three and six months ended June 30, 2008 and 2007 is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(in Millions)
Trading profit reported to Fiat under IFRS	$618	$465	$914	$713
Adjustments to convert from trading profit under IFRS to U.S. GAAP income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for employee benefit plans	(12)	(21)	(23)	(34)
Accounting for intangible assets, primarily product development costs	(7)	(11)	(18)	(23)
Restructuring	(6)	(26)	(24)	(40)
Net financial expense	(65)	(48)	(137)	(108)
Accounting for receivable securitizations and other	(17)	1	(36)	7

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$511	$360	$676	$515

The following summarizes trading profit under IFRS by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(in Millions)
Agricultural Equipment	444	283	640	380
Construction Equipment	72	88	77	152
Financial Services	102	94	197	181

Trading profit under IFRS	$618	$465	$914	$713

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

15.	Reconciliation of Non-GAAP Financial Measures – CNH, in its quarterly unaudited condensed financial statements, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. An explanation and reconciliation of the measures to U.S. GAAP follows.

Net Income Before Restructuring and Earnings Per Share Before Restructuring, After Tax

CNH defines net income before restructuring, after tax, as U.S. GAAP net income, less U.S. GAAP restructuring charges, after tax applicable to the restructuring charges.

The following table reconciles net income to net income before restructuring, after tax and the related pro-forma computation of earnings per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(in Millions, except per share data)
Basic:
Net income	$347	$228	$459	$323

Restructuring, after tax:
Restructuring	6	26	24	40
Tax benefit	(2)	(7)	(6)	(11)

Restructuring, after tax	4	19	18	29

Net income before restructuring, after tax	$351	$247	$477	$352

Weighted average common shares outstanding—basic	237.3	236.7	237.3	236.5

Basic earnings per share before restructuring, after tax	$1.48	$1.04	$2.01	$1.49

Diluted:
Net income before restructuring, after tax	$351	$247	$477	$352

Weighted average common shares outstanding—basic	237.3	236.7	237.3	236.5
Effect of dilutive securities (when dilutive):
Stock compensation plans	0.4	0.8	0.3	1.0

Weighted average common shares outstanding—dilutive	237.7	237.5	237.6	237.5

Diluted earnings per share before restructuring, after tax	$1.48	$1.04	$2.01	$1.48

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Equipment Operations Gross and Operating Profit

CNH defines Equipment Operations gross profit as net sales of equipment less costs classified as cost of goods sold. CNH defines Equipment Operations operating profit as gross profit less costs classified as selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations gross and operating profit.

	Three Months Ended June 30,				Six Months Ended June 30,
	2008		2007		2008		2007
	(in Millions)
Net sales	$5,279	100.0%	$4,096	100.0%	$9,378	100.0%	$7,337	100.0%
Less:
Cost of goods sold	4,215	79.8%	3,265	79.7%	7,614	81.2%	5,905	80.5%

Equipment Operations gross profit	1,064	20.2%	831	20.3%	1,764	18.8%	1,432	19.5%
Less:
Selling, general and administrative	369	7.0%	291	7.1%	699	7.5%	583	7.9%
Research and development	110	2.1%	99	2.4%	216	2.3%	189	2.6%

Equipment Operations operating profit	$585	11.1%	$441	10.8%	$849	9.1%	$660	9.0%

CNH defines Equipment Operations gross margin as gross profit as a percent of net sales of equipment. CNH defines Equipment Operations operating margin as operating profit as a percent of net sales of equipment.

Net Debt

Net Debt (Cash) is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of Net Debt (Cash) is shown below:

	Equipment Operations		Financial Services
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
	(in millions)
Total Debt	$3,439	$2,907	$11,426	$8,560
Less:
Cash and cash equivalents	365	405	694	620
Deposits in Fiat affiliates cash management pools	1,026	1,157	190	74
Intersegment notes receivables	2,877	1,831	—	—

Net Debt (Cash)	$(829)	$(486)	$10,542	$7,866

CNH GLOBAL N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Working Capital

Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is impacted by foreign exchange (FX) rate movements. To demonstrate the impact of these movements, we have computed working capital as of June 30, 2008 and March 31, 2008 using December 31, 2007 exchange rates.

The calculation of Equipment Operations working capital is shown below:

	June 30, 2008	June 30, 2008 at December 31, 2007 FX Rates	March 31, 2008	March 31, 2008 at December 31, 2007 FX Rates	December 31, 2007	June 30, 2007
	(in millions)
Accounts, notes receivable and other – net – Third Party	$1,477	$1,403	$1,642	$1,590	$1,438	$1,478
Accounts, notes receivable and other – net – Intersegment	177	177	201	205	106	39

Accounts, notes receivable and other – net – Total	1,654	1,580	1,843	1,795	1,544	1,517

Inventories	4,430	4,236	4,251	4,105	3,488	3,038

Accounts payable – Third party	(3,423)	(3,268)	(3,406)	(3,269)	(2,838)	(2,365)
Accounts payable – Intersegment	(136)	(136)	(155)	(151)	(151)	(85)

Accounts payable – Total	(3,559)	(3,404)	(3,561)	(3,420)	(2,989)	(2,450)

Working Capital	$2,525	$2,412	$2,533	$2,480	$2,043	$2,105